May 13, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Song P. Brandon, Esq., Mail Stop 4-6

Re:	Ivory Capital Corporation
Registration Statement on Form S-1
No. 333-123916

Ladies and Gentlemen:

We write this letter on behalf of our client Ivory Capital Corporation in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned registration statement, as set forth in the Staff’s letter dated May 4, 2005. For convenience, we have keyed our responses below to the numbered paragraphs of the comment letter. Page references herein relate to pages in Amendment No. 1 to the Registration Statement as filed concurrently herewith.

Confidential Treatment Application

1.	We note that you have filed confidential treatment for exhibit 10.1. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

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We have received the Staff’s letter dated May 5, 2005 relating to our request for confidential treatment. We will address the Staff’s comments regarding the confidential treatment request in a separate letter.

Prospectus Summary

2.	The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Currently you only appear to discuss the positive aspects of your company in the section entitled, “The Company.” Please revise the summary to also discuss any negative aspects of your company’s experience, including, among others, your limited operating history, the fact you have no commercially available product nor expect to have one for several years and your history of losses.

Ivory Capital has expanded its disclosure in the Prospectus Summary on page 1 to discuss current negative aspects and risks regarding its experience.

3.	We note your disclosure in this section relating to your pre-clinical studies related to your CH-1504 product. These types of disclosure are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your pre-clinical studies from this section.

Pursuant to the Staff’s comment, Ivory Capital has removed the detailed disclosures relating to its pre-clinical studies on CH-1504 from the Prospectus Summary on page 1.

Risk Factors

4.	Please consider adding a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

We respectfully submit that a risk factor discussing how Ivory Capital’s charter and bylaw provisions would prevent a change of control in management is unnecessary, as our charter and bylaws do not contain provisions that would made a change of control difficult. Prior to its merger with Chelsea Therapeutics, the primary business goal of Ivory Capital was to be acquired by a third party. As such, the charter and bylaws reflect no extraordinary obstacles to a change of control. For example, Colorado law requires certain changes of control to be approved by two-thirds of stockholders unless the company “opts-out” of such provision in its charter. Ivory Capital has opted out of the

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two-thirds vote requirement in its charter, and changes of control only require a majority vote of the stockholders.

5.	We note your disclosure that you have a history of losses and expect to incur substantive losses and negative operating cash flows for the foreseeable future. Please quantify your net losses to date as well as the approximate amount of costs and expenses you expect to incur in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

Ivory Capital has revised the risk factor relating to its history of losses on page 4 and the “Liquidity and Capital Resources” section on page 18 to provide the requested disclosures.

6.	We note your statement that you depend upon independent investigators and collaborators to conduct your clinical trials. To the extent that you are substantially dependent on any such parties, identify them in the risk factor. If you have agreements with these parties, file them as exhibits to your document and describe the material provisions of the agreements in your Business section. The description of your agreements should include all material terms, including the services provided under the agreements, payment provisions, expiration and termination provisions, and any rights to products or information derived from studies conducted on your behalf.

Ivory Capital respectfully submits that it is not dependent on any particular independent investigators or collaborators for purposes of Item 601(b)(10) of Regulation S-K, and therefore it is not describing any such agreements in the Business section of the prospectus or filing any such agreements as exhibits to its Form S-1.

7.	Please disclose the products for which you currently have pending applications, if such products are material.

Ivory Capital has revised the referenced risk factor on page 8 to disclose that it currently has pending patent applications for CH-1504.

8.	Please disclose the basis for your expectation that the US Patent Office will dismiss the protest and confirm the previously granted claims relating to your CH-1504.

On April 5, 2005, we received notice that the USPTO dismissed the protest and re-affirmed U.S. 5,912,251. The USPTO also stated that the reissue that we filed to add a statement regarding federal funding was not necessary and that the patent remains in full force and effect. The USPTO suggested that we file a ministerial Certificate of Correction to add the reference to federal funding to the ‘251 patent. The referenced risk factor on page 9 has been revised to reflect this development.

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9.	To the extent that there are any legislative or regulatory changes proposed, briefly describe them.

Ivory Capital respectfully submits that it is not presently aware of any proposed legislative or regulatory changes to the patent laws that would have a material effect on Ivory Capital’s intellectual property rights. The statement regarding changes to patent laws contained in the referenced risk factor concerns possible changes in the future.

10.	Please revise to discuss the risk factor related to your license agreement with N. Gopal Nair under a separate risk factor caption.

Pursuant to the Staff’s comment, Ivory Capital has revised the prospectus to discuss risks relating to its license agreement with Dr. Nair under a separate risk factor caption on page 9.

11.	Please disclose how many employees you currently have and how many additional employees you intend to hire in the next 12 to 18 months.

Ivory Capital has revised the risk factor regarding managing growth on page 10 to specify that it intends to hire between one and three new employees over the next 12 to 18 months.

12.	Please indicate if you maintain any liability insurance coverage. If so, please disclose the coverage amount and any limitations on the insurance policy.

Ivory Capital has revised its disclosure beginning on page 10 to indicate that it does not currently maintain liability insurance coverage relating to controlled use of hazardous materials and chemicals, but intends to obtain such coverage in connection with beginning Phase I trials in the second quarter of 2005.

13.	Please indicate if you maintain any employment agreements for your executive officers. If so, please also disclose the length of the employment agreements.

Ivory Capital has revised the risk factor regarding reliance on key employees on page 11 to specify that Dr. Simon Pedder is the only executive officer subject to an employment agreement with Ivory Capital, and that the term of the employment agreement expires in May 2006.

14.	To illustrate the limited market for your common stock, please disclose the trading volume and the number of holders of your common stock as of a recent date.

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Ivory Capital has revised its disclosure on page 11 to illustrate the limited market for its common stock.

15.	Please revise to discuss the risks associated with your possibility that your common stock would trade under the penny stock rules as a separate risk factor. In addition, please specify under what circumstances your common stock would meet the definition of a penny stock. Please also include the current quoted price of your common stock.

Pursuant to the Staff’s comment, Ivory Capital has revised the prospectus to discuss risks relating to penny stock rules under a separate risk factor caption on page 11. In addition, we have included the current quoted price of our common stock and added disclosure to define penny stock and indicate under what circumstances our common stock would meet the definition of a penny stock.

16.	Please expand the discussion to provide the range of your stock price for each of the past two years.

The risk factor discussing volatility of our stock price on page 11 has been revised to provide the range of our common stock since it began trading on August 18, 2004.

17.	Please quantify the amount and percentage such amount represents of your total outstanding shares of common stock held by individuals affiliated with Paramount BioCapital.

Ivory Capital has revised its risk factor regarding concentration of ownership on page 12 to provided the requested disclosure.

Management’s Discussion and Analysis of Financial Condition

18.	We note your disclosure that you are unable to predict with certainty if and when you might submit an NDA for regulatory approval of your primary product candidate CH-1504 in the risk factor entitled “Our principal product candidate has not yet begun formal clinical trials” on page 5. If you are unable to predict when you intend to submit an NDA, please disclose the basis for your assumption that none of your existing product candidates are expected to be commercially available until late 2008 or 2009.

Ivory Capital has revised its disclosure in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 16 to disclose the basis for our estimate that our product candidates are not expected to be commercially available until late 2008 or 2009. In addition, we have revised such disclosure to emphasize that the estimated date of commercial availability could be delayed, or prevented, due to safety, timing or other unforeseen issues.

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19.	In addition, your disclosure in the risk factor regarding the timing of your IND application appears to be inconsistent with your disclosure under the caption “Research and Development Projects” on page 21 where you disclose that you plan to submit an IND during the second quarter of 2005. Please revise your disclosure to eliminate the inconsistent disclosure.

In response to the Staff’s comment, Ivory Capital has revised its risk factor regarding estimated timing of our IND and NDA applications on page 5, and to clarify that we cannot predict with certainty the timing of clinical trials and submitting an NDA application so that this disclosure is consistent with our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 16.

20.	We note that your research and development expense totaled approximately $1.8 million. Please disclose how much compensation expenses, initial product licensing fees and contract manufacturing and preclinical costs each contributed to the overall research and development expense.

Ivory Capital has revised its disclosure under the subheading “Year Ended December 31, 2004” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 18 to breakdown the amounts included under research and development expense.

21.	You state that you had expenses for the year ended December 31, 2004 related to development of your website. Please supplementally tell us your website address, if available.

The current website for Ivory Capital Corporation is www.chelsearx.com. In addition, we have disclosed this address on page 2 of the prospectus.

Business

22.	We note your disclosure that you are a development state biopharmaceutical company that acquires and develops innovative products for the treatment of a variety of disease. Please expand your disclosure to clarify what you actually do or have done and what you hope to accomplish in the future.

Ivory Capital has revised the “Overview” section on page 22 to clarify that, to date, we have obtained exclusive rights to a number of antifolate molecules, including our lead product candidate CH-1504, but that CH-1504 is in early-stage development and we have yet to generate any product revenue from CH-1504 or any other product candidates.

23.

We note your disclosure relating to your beliefs and the preclinical indications of your CH-1504 product for both rheumatoid arthritis and cancer. Your discussion should also include appropriate caveats indicating that the results do not provide enough evidence

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regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results. Please also provide similar disclosure where you make similar medical claims related to your CH-1504 product.

Ivory Capital has revised the “Overview” section on page 22 to include appropriate caveats about CH-1504.

24.	Please provide us with a marked copy of third party documentation that supports your statement that “The disease [rheumatoid arthritis] currently affects over two million Americans, almost 1% of the population, and is two to three times more prevalent in women. Onset can occur at any point in life but is most frequent in the fourth and fifth decades of life, with most patients developing the disease between the ages of 35 and 50.”

These statistics were drawn from page 1 of an article titled “Rheumatoid Arthritis – Clinical Presentation” by Alan K. Matsumoto, M.D. on the Johns Hopkins Arthritis Website and page 2 of an article titled “Arthritis, Rheumatoid” by Randall W. King, M.D. on the eMedicine website. A hard copy of these articles are attached supplementally as Appendix 24.1 and Appendix 24.2 for your reference.

25.	Please provide us with copies of third party documentation supporting the dollar figures and statistical information you disclose in this section.

Sales figures for Remicade can be found in Exhibit 13 of the Form 10-K filed by Johnson & Johnson on March 15, 2005, a portion of which is attached to the hard copy of this letter as Appendix 25.1 for your reference. Sales figures for Enbrel can be found on page 5 of the Form 10-K filed by Amgen Inc. on March 9, 2005, a portion of which is attached to the hard copy of this letter as Appendix 25.2 for your reference. Sales figures for Humira can be found on page 24 of the Form 10-K filed by Abbott Laboratories on March 2, 2005, a portion of which is attached to the hard copy of this letter as Appendix 25.3 for your reference.

Due to the fact that Sanofi-Aventis does not publicly disclose worldwide sales for Arava and no worldwide sales data is available for MTX as a generic drug sold by many non-public companies, we relied on management estimates for 2004 worldwide sales for these products. We arrived at our estimated 2004 sales for Arava and MTX by looking at the U.S. sales totals of $240 and $290 million, respectively, which were derived from information purchased and downloaded from NDC Health, a copy of which is attached to the hard copy of this letter as Appendix 25.4. Based on management’s experience in the pharmaceutical industry, the sales for rheumatoid arthritis drugs in the United States comprise between 30% and 90% of the market worldwide depending on factors such as cost, where the drug was introduced and most heavily marketed, how long the drug has been on the market and whether the drug is under patent protection. For Arava,

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which was approved by the FDA in September 1998 and is still under patent protection, we used a conservative estimate that U.S. sales of Arava constituted 80% of the worldwide market, therefore arriving at our estimate that worldwide sales of Arava were $300 million.

For MTX, a generic drug that is widely distributed, management estimates that U.S. sales might not represent even 40% of the worldwide market due to its generic status and length of time it has been on the market. To be conservative, however, Ivory Capital estimated that 2004 U.S. sales of MTX constituted approximately 60% of the market, therefore arriving at our estimate that worldwide sales of MTX were $500 million in 2004.

26.	Please provide us with copies of third party documentation supporting the limitation claims of MTX in this section.

Ivory Capital has revised its disclosure under the subheading “Limitations of MTX” on page 24 to better identify the limitations of MTX.

In addition, attached supplementally for your information, we have included studies showing the limitation claims of MTX as discussed in the prospectus. Specifically, the study “Aldehyde Oxidase mediated 7-hydroxylation of antifolates and its therapeutic relevance” found on pages 29-34 of Cellular Pharmacology (1996), a copy of which is attached to the hard copy of this letter as Appendix 26.1, discusses the role of oxidation by aldyhyde oxidase to convert MTX to 7-OH-MTX and the effect of that oxidation.

In addition, the study “Renal and hepatic toxicity after high-dose 7-hydroxymethotrexate in the rat” found on pages 119-124 of Cancer Chemotherapy Pharmacology (1994) 34, a copy of which is attached to the hard copy of this letter as Appendix 26.2, discusses the direct toxic effect of MTX on kidney and liver cells.

Finally, the study “High dose 7-hydroxymethotrexate: acute toxicity and a lethality in a rat model” found on pages 415-422 of Cancer Chemotherapy Pharmacology (1996) 37, a copy of which is attached to the hard copy of this letter as Appendix 26.3, concludes that high doses of MTX result in the formation of 7-OH-MTX which is disadvantageous and that reported attempts to prevent its formation during MTX treatment are warranted.

27.	Please expand your disclosure regarding the clinical results for your CH-1504 product to state whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed. If you disclose the P value, you should explain what the P value measures in your document.

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Ivory Capital has revised its disclosure under the subheading “The CH-1504 Opportunity in the Treatment of Rheumatoid Arthritis” on page 25 to disclose the requested information regarding statistical analysis.

28.	We also note your disclosure in this section that your study used two groups of patients. Please expand this disclosure and provide the measurements for these two groups. Please also disclose how many patients participated in the study and the period of time they participated in your study.

Ivory Capital has revised its disclosure under the subheading “The CH-1504 Opportunity in the Treatment of Rheumatoid Arthritis” on page 25 to expand the disclosure and provide measurements for the two groups participating in the Castaneda study.

29.	Please indicate what affiliation you had with the preclinical studies conducted at the National Cancer Institute.

The disclosure under the heading “CH-1504 Opportunity in the Treatment of Cancer” on page 28 has been revised to indicate that we had no affiliation with the pre-clinical studies conducted at the National Cancer Institute, and that such studies occurred prior to our licensing CH-1504.

30.	Please also indicate if the results of the preclinical studies conducted at the National Cancer Institute are publicly available.

Supplementally, please be advised that the results of the pre-clinical studies conducted at the National Cancer Institute are not publicly available themselves, however, certain studies discussing those pre-clinical studies and their results are publicly available for a nominal fee, including: (1) “Metabolism blocked classical folate analog inhibitors of dihydrofolate reductase-1: Synthesis and biological evaluation of mobiletrex”, Medical Chemistry Research (1999), a copy of which is attached to the hard copy of this letter as Appendix 30.1 and (2) “Metabolism-Based Antifolate Drug Design: MDAM and MTREX” by Amato, et al., Pharmacology and Therapeutics in the New Millennium, a copy of which is attached to the hard copy of this letter as Appendix 30.2.

31.	Please provide us with the documentation regarding the National Cancer Institute study relating to the CH-1504 product that supports your statement the data collected suggest that “Ch-1504 is approximately 1,000 to 10,000 times more effective than MTX to cause total growth inhibition of these selected human tumor cell lines.”

Total Growth Inhibition (TGI) is one of the measures of dose response used in an in vitro cancer screen assay to investigate the effect of an anti-cancer agent on the growth of tumor cells. The TGI is the concentration of a compound necessary to totally inhibit the growth of the tumor cells in the assay in a particular cell line. The results are commonly

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reported as Log TGI. A Log TGI of -8.0 for a compound means that a concentration of 1x10-8 is required to totally inhibit the growth of a particular cell line.

The paper “Metabolism blocked classical folate analog inhibitors of dihydrofolate reductase-1: Synthesis and biological evaluation of mobiletrex” by Nair et al., Med Chem Res 9:3 (1999) pp 176-185, a copy of which is attached as Appendix 30.1 provides a comparison of the TGI of selected human tumor cells by “compound 1” (CH-1504 or MobileTrex) and MTX. The LogTGIs reported for MTX in the cell lines tested range from -3.3 to -3.77. By comparison, in the same cell lines, the LogTGIs reported for CH-1504 range from -6.3 to <-8.0. This represents a 3 to 4 log difference in concentrations, which by definition is actually 103 to 104 difference, or a 1000 to 10,000-fold difference.

Management

32.	The business description of each of your executive officers and directors should contain the business description for the last five years. In this regard, we note that the business description for Mr. Riehle (from June 2003 to July 2004); Mr. Hewitt (from January 2003 to May 2004); and Dr. Lau (April 2002 to December 2003) are missing information or have gaps of information missing. Please revise to ensure that there is a business description for each officer and director for at least the last five years.

Ivory Capital has revised the business descriptions for its officers and directors beginning on page 34 to provide information for at least the past five years.

33.	Please disclose the compensation that you pay members of your Scientific Advisory Board.

Ivory Capital has revised the S-1 to provide the requested information regarding compensation of the Scientific Advisory Board on page 35.

Principal Stockholders

34.	Please disclose the natural persons having voting and dispositive power over the shares held by Atlas Equity I, L.P.

Ivory Capital has revised the Principal Stockholders table on page 42 to provide the requested disclosure.

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Certain relationships and related transactions

35.	Please expand the discussion to indicate what percentage of Chelsea was owned by Dr. Rosenwald or his affiliates at the time of the engagement of Paramount BioCapital, how and when the shares were acquired, the purchase price and when payment for these shares was made.

Ivory Capital has expanded its disclosure on page 35 of “Certain Relationships and Transactions” to provided the requested information.

Description of Capital Stock

36.	Please disclose any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Ivory Capital has revised the “Description of Capital Stock” section on page 45 to provide the requested disclosure.

Selling Stockholders

37.	For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.

Ivory Capital has revised the “Selling Stockholders” section beginning on page 46 to provide the requested disclosures regarding voting, dispositive or investment powers.

38.	In addition, please tell us if any of the selling shareholders are an affiliate of a broker-dealer. If so, please tell us supplementally whether they received these shares as underwriting compensation. We may have further comments.

Ivory Capital has added a footnote to each selling stockholder that is an affiliate of a broker-dealer on page 48 of the Selling Stockholders table. In addition, Ivory Capital hereby confirms supplementally that none of the shares received by any selling stockholder were received as underwriting compensation.

39.	We note your disclosure regarding one of your selling shareholders, Sandgrain Securities, whom you have identified as a broker-dealer. Please revise your disclosure to indicate that such selling shareholder “is” an underwriter and not just “deemed” to be an underwriter.

Ivory Capital has revised its disclosure in the “Plan of Distribution” section on page 49 to indicate that Sandgrain Securities is an underwriter with respect to this offering.

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Plan of Distribution

40.	We note your disclosure relating to donees, pledgees, transferees or other successor-in-interest of common stock. Please note that in order to substitute new names for the names of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material, and the new owners’ securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file a prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements, and please clarify your disclosure to indicate that you may need to amend this registration statement post effectively to substitute new names.

Ivory Capital hereby confirms that it will comply with the disclosure requirements relating to substituting new names for the names of selling stockholders identified in the prospectus once it is declared effective. In addition, Ivory Capital has clarified its disclosure on page 49 of the “Plan of Distribution” section to indicate that we might need to amend the registration statement post-effectively to substitute new names.

Financial Statements – Chelsea Therapeutics, Inc.

41.	We noted that in 2004 you issued 49,797,299 shares of common stock for approximately $.27 a share on average, and that you used a nominal fair value for common stock issued for the license agreement and to your chief executive. Please tell us and clarify in the filing how you determined the fair value of $420 and $408 for common stock issued for the license agreement and to your chief executive.

Ivory Capital has revised its disclosure in Note 5 of the Chelsea Therapeutics, Inc. financial statements on page F-10 to clarify how the fair value of $420 and $408 for common stock issued under the license agreement and to our CEO were determined.

Supplementally, please be advised that Chelsea was formed as “Aspen Therapeutics” in 2002 by officers and employees of Paramount Capital (the Founders), anticipating that such a corporate entity might be needed at some point in the future. That said, the administration of this corporate entity was neglected to such an extent that the state of Delaware suspended Aspen’s charter pending resolution of certain franchise tax claims. This issue was not resolved until July of 2004, approximately the same time as the name was changed to Chelsea.

During the first quarter of 2004, the Founders took interest in an unproven drug called MobileTrex (subsequently renamed and referred to here as CH-1504) that appeared to

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mimic the efficacy of MTX, potentially with fewer side effects. The developer of the drug claimed that a small clinical study in South America had confirmed such benefits, but this study had not been conducted under North American standards and no one from among or representing the Founders had been able to closely review the details of the study. Certainly no double-blind clinical studies of the type required by the FDA or European regulatory agencies had been conducted and no plans were in place for such studies. Nonetheless the Founders entered into negotiations with Dr. Gopal Nair and his advisor, Inhibix Technologies (together referred to herein as the Developers) concerning a possible licensing arrangement for the drug. Concurrently, the company entered into a search for a qualified CEO. While the license agreement with the Developers was signed before a CEO was hired, these events were within nine (9) days of each other. Evidence of the concurrent nature of these events can further be seen in the fact that the shares going to the Developers were based on a percent of the company, inclusive of the shares awarded to the CEO. The actual amount awarded was more than stated in the license agreement, reflecting a de facto revision of the license agreement concurrent with the hiring of the CEO.

A corporation in and of itself has minimal value beyond perhaps the cost of incorporation. Clearly, the Founders, the Developers and the CEO all recognized that the shares offered to the Developers and the CEO had no value beyond what they jointly brought to the company. Indeed, given that there were no business operations prior to that point, the CEO and the Developers were themselves virtually co-founders of the company, each bringing value to the company in ways that were complementary to the contribution of the Founders. Consequently, the share value prior to and as of the signing of a license agreement and the hiring of a CEO was virtually zero.

This approach is further supported by relevant accounting literature. While the Developers’ and CEO’s shares were not compensation related, the handbook published by the AICPA entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (to be referred to herein as VPES) identifies six (6) stages of a private company’s development and strongly suggests that a private company valuation must reflect the stage of development at the time the valuation is made. During Stage 1, a company, “has no product revenue to date and limited expense history, and typically an incomplete management team with an idea, plan, and possible some initial product development.” (VPES, p.13) This accurately describes Chelsea in April 2004 and through its initial months of operation. VPES further states on p. 41 that, “…the Asset-Based approach is typically the only approach that can be applied in this stage [stage 1]”.

An argument might be made that despite the concurrent nature of the license agreement and the hiring of the CEO, the license deal was completed first and therefore would indicate a somewhat greater value for the shares sold to the CEO. Under this argument, even though the license fees were and must be treated as a period expense, the Asset-

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Based valuation method would require such an expenditure to be considered. While we agree that, ignoring the proximity of timing, the license expense might be considered in other circumstances, in this case the initial license fee was paid with cash borrowed from the Founders. At the time of the CEO’s hiring there was no cash in the company and no near-term prospects for obtaining equity financing. Consequently, even after the acquisition of the license, any value attributed to the license would be fully offset by outstanding debt, resulting in a net asset value of virtually zero using the recommended valuation methodology.

Consequently, the shares granted to the Founders and the CEO were valued at their par value of $0.001 (prior to adjustment at the time of the Ivory merger). The 402,000 pre-merger shares issued with the license agreement and the 407,550 shares sold to the CEO are thus valued respectively at $402 and $408.

42.	Please provide the outstanding option disclosure as required by paragraph 48 of SFAS No. 148.

We have assumed that the reference in your comment was to paragraph 48 of SFAS No. 123. The disclosure in the Chelsea Therapeutics, Inc. financial statements has been revised on page F-11 to provide the outstanding option disclosure required by paragraph 48 of SFAS No. 123.

Signature Page

43.	We note your signature page reflects the signature of Simon Pedder signing on behalf of Chelsea Therapeutics Inc. In your next amendment, please ensure that Mr. Pedder or another appropriate officer signs on behalf of Ivory Capital Corp.

Ivory Capital has made the requested change to the signature page.

Exhibits

44.	We note that you include a “*” by exhibit 10.1. Please revise the exhibit list to indicate what this symbol means. In addition, please correct the filing date of the 8-K to 2005 and not 2004.

Ivory Capital has added a footnote to indicate what the symbol “*” refers to, and had corrected the filing date of the 8-K as requested.

Item 15. Recent sales of unregistered securities

45.	Please expand the discussion in the second paragraph to identify the two accredited investors who received the shares in March 2004 and indicate how many shares were received by each investor.

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Ivory Capital has revised its disclosure under “Recent sales of unregistered securities” on page II-1 to make the requested disclosures.

In addition to the changes to the Registration Statement effected in response to the comment letter, as itemized above, Amendment No. 1 to the Registration Statement contains certain updating and other changes.

Ivory Capital respectfully submits that the foregoing amendments to the Registration Statement are appropriately responsive to the comments of the Staff. Ivory Capital advises the Staff that it currently intends to seek acceleration of the effective date of the Registration Statement to as early as the last week of May 2005. Accordingly, we request that if the Staff has any further comments, the Staff direct them to the undersigned as soon as practicable. Further, Ivory Capital hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ivory Capital from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Ivory Capital may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the responsiveness of the Staff to date.

Best regards,

/s/ Jeffrey M. Smith
Jeffrey M. Smith

cc:	J. Nick Riehle